August 4, 2010

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 169 to the Trust’s Registration Statement under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The purpose of this filing is to re-file the contents of Post-Effective Amendment No. 163 that was made with defective series and class identification numbers relating to EAS Genesis Fund.  The purpose of Post-Effective Amendment No. 163 was to conform the prospectuses for the following funds to comply with the new form N1-A statutory and summary prospectus requirements: The Long Short Fund, The Collar Fund, EAS Genesis Fund, KCM Macro Trends Fund, Pacific Financial Core Equity Fund, Pacific Financial Explorer Fund, Pacific Financial International Fund, Pacific Financial Strategic Conservative Fund, and Pacific Financial Tactical Fund.  The Trust anticipates filing a request for acceleration such that the effective date of Post-Effective Amendment No. 169 will match the effective date of Post-Effective Amendment No. 163.

If you have any questions, please contact JoAnn Strasser at (513) 352-6725.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP